Exhibit 99.1

PRIVACY POLICY

We recognize and respect your privacy expectations, whether you are a visitor to our web site, a potential shareholder, a current shareholder or even a former shareholder.

I. Collection of Information.

We may collect nonpublic personal information about you from the following sources:

•	Account applications and other forms, which may include your name, address and social security number, written and electronic correspondence and telephone contacts;

•	Web site information, including any information captured through our use of “cookies”; and

•	Account history, including information about the transactions and balances in your accounts with us or our affiliates.

II. Disclosure of Information.

We may share the information we collect with our affiliates, we may also disclose this information as otherwise as permitted by law. We do not sell your personal information to third parties for their independent use.

III. Confidentiality and Security of Information.

We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed.